AMERICAN LORAIN CORPORATION
BEIHUAN ROAD, JUNAN COUNTY
SHANDONG, CHINA 276600
(+86) 539-7318818

May 15, 2008

By EDGAR Transmission and by Hand Delivery

MS. ANNE NGUYEN PARKER
BRANCH CHIEF
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC 20549

Re:

American Lorain Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed February 20, 2008

File No. 333-145260

Dear Ms. Parker:

On behalf of American Lorain Corporation, a Delaware corporation ("Lorain"), we hereby submit this Amendment No. 3 to our Registration Statement on Form S-1 filed February 20, 2008 (the "Form S-1") in response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated March 18, 2008, with respect to the Form S-1.

We understand and agree that:

-Lorain is responsible for the adequacy and accuracy of the disclosures in the filings.

-Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

-Lorain may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

  To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

Lorain's Response:

We have revised our Form S-1 and made appropriate corresponding changes to all disclosures to which a comment relates. We have also provided the page references in each response below to the parallel information to the following questions that appear repetitively in our Form S-1.

  Please monitor your need to provide updated financial information as of December 31, 2007 to comply with the guidance in Rule 3-12 of' Regulation S-X, and update your Form S-1 as necessary to reflect current information. For example, we note that two Schedule 13Gs have been filed identifying persons that beneficially own more than 5% of your common stock. Please update your beneficial ownership table accordingly. As another example, please update the disclosure in the first and second risk factors regarding your raw materials to include more current information.

Lorain's Response:

(1) We have revised our financial statement through December 31, 2007 and amended our Form S-1 to reflect our current information as follows:

  Summary consolidated financial information on page 4
  Selected consolidated financial data on pages 18-20
  Revenues from each product on page 21
  Results of operations on pages 26-27
  Cash flow data on page 32
  Bank loans on pages 33-34

(2) We have updated the disclosure in the first and second risk factors regarding our raw materials to include more current information on page 6 shown herein as follows.

We may not be able to obtain sufficient raw materials to satisfy our production requirements and any decline in the amount or quality of raw materials could reduce our sales and negatively affect our financial prospects.

Our business depends on obtaining a reliable supply of various agricultural products, including fresh produce, red meat, fish, eggs, rice, flour and chestnuts. We self-supplied less than 16.45% of our total raw material needs in 2007 (by value). In 2007, we procured approximately 39,630 metric tons of chestnuts and approximately 28,034 metric tons of vegetables and other raw materials from a number of third party suppliers and produced approximately 265 metric tons of chestnuts and approximately 2,752 metric tons of vegetables and other raw materials from our own agricultural operations. We may have to increase the number of our suppliers of raw materials and expand our own agricultural operations in the future to meet growing production demands. We may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs and we may not be able to expand our own agricultural operations in a timely manner to satisfy our needs. Any interruptions to or decline in the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

The average price we paid for our raw materials experienced significant fluctuation during the three years ended December 31, 2005, 2006 and 2007. These price fluctuations could result in fluctuations in our profit margins and could materially adversely affect our financial condition.

The average prices we paid for chestnuts in 2005, 2006 and 2007 were approximately $884 per metric ton, $713 per metric ton and $787 per metric ton respectively, excluding any value added tax assessed on the purchased chestnuts. The prices that we pay for our raw materials may not be stable in the future. Price changes may result in unexpected increases in production costs, and we may be unable to increase the prices of our products to offset these increased costs and therefore may suffer a reduction to our profit margins. Due to the financing in May of 2007, we have been able to manage the price changes to raw materials. We have been able to enter contracts in advance to secure stable price with our suppliers to minimize the risk of price fluctuation of raw materials. We have also procured more of our own planting base and sought vertical integration with our suppliers to reduce cost of raw materials and the possible risks from the increase of prices. We do not currently hedge against changes in our raw material prices. If the costs of raw materials or other costs of production and distribution of our products increase further, and we may not be able to entirely offset these increases by raising the prices of our products, our profit margins and financial condition could be adversely affected.

(3) We have updated our beneficial ownership table to reflect current beneficial ownership accordingly starting from p. 72 in our Form S-1.

  We note your response to our prior comment 3. Please expand the disclosure in the risk factor entitled "We do not have any independent directors and may be unable to appoint any qualified independent directors" on page 11 to clearly explain the risk to investors in having only one director, including from a corporate governance perspective and in approving related party transactions. Elsewhere, as appropriate, state when you plan to appoint additional directors.

Lorain's Response:

We have expanded and amended the disclosure in the risk factor originally titled "We do not have any independent directors and may be unable to appoint any qualified independent directors" under new caption appearing "We do not have any independent directors and may not be able to appoint any in the short term." on page 12and page 13 in our form of S-1as bellow:

We do not have any independent directors and may not be able to appoint any in the short term until we otherwise qualify for listing on a national securities exchange.

We currently do not have any independent directors. In fact, Mr. Chen, our founder, chairman and chief executive officer, is currently our sole director. We plan to appoint a number of independent directors which will constitute a majority of our board of directors. We have started to look for qualified candidates. However, we will not be able to appoint independent directors for at least a few months because of limited number of qualified candidates available to us.

Due to the lack of independent directors we do not have independent oversight over our management and internal controls. Therefore, we are exposed to the risk that misstatements caused by errors or fraud in amounts that would be material in relation to financial statements or other disclosures or non-disclosures may occur and not be detected in a timely manner or at all. In the event there are deficiencies or weaknesses in our internal controls we may misreport our financial results or lose significant amounts due to the misstatements caused by errors and/or fraud. Investors may lose confidence in our Company due to the misstatement or fraud or the value of our Company may decline due to the financial losses from the misstatement or fraud. We plan to form three committees represented by at least one independent director on each committee to alleviate the risk of misstatement or fraud which would harm our value of common stock or our Company. In addition, we do not have independent directors available to consider or approve interested party transactions involving Mr. Chen. In some cases, Mr. Chen may be able to approve such transactions as the sole director, and where he is required in such cases by state law to obtain proxy voting, if at all, we would have to seek approval for such transactions from our stockholders. This may result in some proxy transactions being more readily approved.

In addition, we do not have independent directors available to consider or approve interested party transactions involving Mr. Chen or his affiliates. As a result, Mr. Chen may in some cases be able to approve such transactions as the sole director without stockholder approval. Where he is required in such cases by state law to obtain stockholder approval, Mr. Chen may nevertheless be able to approve such transactions as a material stockholder of the Company. This may result in interested party transactions involving Mr. Chen being more readily approved.

In addition, since related party transactions can be easily approved as described above, action of our board may be more likely to be challenged by stockholders, such as in actions for breaches of fiduciary duties .. Such action would act to distract the attention of our board, might hurt the reputation of our Company generally, and might make it difficult for us to attract directors in the future.

  In response to comment four from our letter dated November 21, 2007 you provided audited non-condensed Statement of Cash Flows for the nine months ended September 30, 2007 for Millennium Quest, Inc. It is unclear how this Statement of Cash Flows meets the requirements within Rule 5-04 of Regulation S-X to provide Schedule 1- Condensed financial information of registrant. Please clarify for us, and if necessary, revise to provide Schedule I as prescribed by Rule 5-04 of Regulation S-X.

Lorain's Response:

We have amended and provided an audited Statement of Cash Flows for the period ended December 31, 2007 for American Lorain Corporation (formerly Millennium Quest, Inc.) to meet the requirements within Rule 5-04 of Regulation S-X to provide Schedule I-Condensed financial information of our Company.

  In response to comments 41, 42, 43, 44, and 55 from our letter dated November 21, 2007, you explain that you revised the respective financial statement items, or filed amended documents to correct discrepancies in the financial statements. Please tell us how your revisions and amended documents comply with the guidance in SFAS 154.

Lorain's Response:

According to the guidance of SFAS 154, we have amended our respective financial statements to correct previous discrepancies as follows:

For Comment 41:

Our financial statements in our Form S-1 filed on February 20, 2008 were the financial statements for the period ended June 30, 2007. As such, they did not reflect the shares to be transferred, split, reverse spit, and converted in the reverse merger and private placement in May 2007. As a result, we provided complete disclosure and significant revisions to the number of shares presented on basic and diluted basis in the financial statement as of September 30, 2007. For the six months ended June 30, 2007, the per-share effect of the revisions was an increase of $0.02881334, and $0.02751432 on basic and diluted earnings per share, respectively. The revisions only affected fiscal year 2007, to increase earnings per share by $0.25, which was calculated based on 24,923,179 shares outstanding. The Company also restated the fixed asset balances to correct an accounting error on the reverse merger. These revisions had no impact on the retained earnings. Due to the reverse merger, we also restated our accounting for fixed assets. There was no effect on retained earnings. Therefore, the above revisions comply with the guidance in SFAS 154.

For Comment 42:

The error that required revision was related to the cash left in the our former shell company, Millennium Quest, Inc. (the "Shell"). The effect due to revision, based on 24,923,179 shares outstanding, was less than $.001 on a per-share. The correction of presentation only impacted 2007. The previous error did not affect retained earnings.

For Comment 43:

We have revised the statement of cash flows to present gross borrowings and gross repayments of loans instead of the amounts in a netted basis in accordance to SFAS 95. There was no net effect on a per-share basis to any stockholders. The revision was mainly for providing a more understandable presentation and was not a correction of actual accounting entries. The correction of presentation only effected 2007. There was no impact to retained earnings.

For Comment 44:

We have provided analysis in response to Comment 42 which is also related to those in Comment 44.

For Comment 55:

We have revised Accrued Staff Welfare by accruing an additional expense of $72,530 resulting in decreased income and increased total liabilities of our Company in 2007. The per share effect of the adjustment and correction of error on a full year 2007 basis of weighted shares outstanding was $0.003215808, and $0.003129359 for both basic and diluted, respectively.

Cover Page of Registration Statement

  Please revise the cover page of your registration statement to comply with the amendments that became effective February 4, 2008.

Lorain's Response:

We have revised the cover page in compliance with the amendments that became effective February 4, 2008.

Cover Page of Prospectus

  We note that the majority of your revenue is derived from sales to China, Japan and Korea, that your operations and executive offices arc located in China, and that you intend to focus future growth in China. Please tell us why you chose the name "American" Lorain. In addition, please add a statement to the end of the first paragraph that explicitly states that you have no operations in the U.S. and derive most of your revenue from sales in China, Japan and Korea.

Lorain's Response:

We chose the name "American Lorain" because: (1) our holding company is incorporated in Delaware, United States and we are publicly listed on the U.S. stock market, and (2) the United States is the largest food market in the world and is our major target market (based on our development plan, we intend to make efforts to make the United States our biggest market within the next 15 years). We have begun exporting to the US through our trading agents in China. We also have exports to some European countries. In connection with our goals to expand our US market, we have chosen one investment bank (India Brook Partners, LLC) which is helping us find opportunities to either purchase an American food facilities or merger with existing American food companies. We plan to achieve such a buy-in or merger within the next 5 years to accelerate our access to the US market. It is our long-term plan to become an American food company with international operations.

Our development plan for the American market:

Year	Regions	Percentage of Sales
2007	China	50
	Asia Market except China	46
	European market	4
	North American market	1
2012	China	46
	Asia Market except China	34
	European market	12
	North American market	8
2017	China	42
	Asia Market except China	30
	European market	12
	North American market	16
2022	China	35
	Asia Market except China	24

Year	Regions	Percentage of Sales
	European market	15
	North American market	26

The Company, page 2

  We note your response to our prior comment 6. It appears that the ownership percentage you show for Halter Financial is incorrect and should be 5.2%. Please advise. Also, please explain the ownership of Junan Hongrun, as it exceeds 100%. Please also correct the chart that appears on page 36.

Lorain's Response:

We have revised the ownership percentage for Halter Financial as 5.2% on page 72 in our Form S-1. We have also corrected the chart on page 36 in our Form S-1 to reflect our 100% ownership of our subsidiary, Junan Hongrun. American Lorain Corporation holds 100% ownership of International Lorain Holding, Inc. International Lorain Holding, Inc. owns 100% of Junan Hongrun. Junan Hongrun owns 70% of Beijing Lorain (the other 30% is owned by International Lorain Holding, Inc.) and 55.2% of Shandong Lorain (19.8% of which is owned by Shandong Economic Development Investment and 25% owned by International Lorain Holding, Inc.).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

  Supplementally, provide us with independent support for your assertions in this section. As examples only, we note that you make the following assertions:

  Your MREs are a "favorable choice of the army;"

  You are the largest chestnut producer in the world;

  Your steamed chestnut in shell product was called "the revolution of traditional cooking method of chestnut" in Japan;

  The extracted sugar from a chestnut's inner skin is "great for preventing diabetes;" and

  The chestnut market is a $21 billion industry worldwide and a $800 million industry in China.

Lorain's Response:

  We have stated our MREs are a "favorable choice of the army;" because:

  Our MREs are an advanced military supply food and has the same level of quality that developed countries use in their military supply food (such as the United States).

  Our MREs are co-researched with the Equipment Division of the General Logistics Department of the Chinese military. During the research process, we took into full consideration the Chinese military's dining habits and the characteristics of Chinese cuisine to meet the military's demand for taste and nutrition.

  Our products are comparable in terms of quality with imported products in the same category, and are more catered to the Chinese military's taste. Furthermore, our products are less expensive than most imported products.

The army has used our products more than the products of any other food manufacturer. This clearly shows that our MREs are a favorite choice of the army.

  We continue to believe based on our knowledge and information from our industry that we are the largest chestnut manufacturer in the world, however, we have been unable to locate any third party sources to support our belief. Accordingly, we have amended our From S-1 to remove this reference in response to your comments.

  We have stated that our steamed chestnuts in shell was called "a revolution in traditional cooking methods of chestnuts" in Japan because unlike the traditional cooking method that may damage chestnut shells and thus cause loss of fresh flavor, our steaming method not only provides a well-cooked chestnut with the shell intact but also maintains fresh flavor, taste and full nutrition. This processing method was invented by Yamato & Traders Co., Ltd. ("Yamato"), a Japanese company. In 2002, Yamato filed a patent application for the method. We have a licensing agreement with Yamato to use its processing method. The chestnuts we process with this unique method have the following characteristics:

1.Convenience. The processed chestnuts have a crack on the shell. The inner skin of the chestnut is separated from the kernel instead of sticking together if not processed with this method. The consumers can eat the kernel easily.

2.Safety. Our steamed chestnut are processed under strict quality control. We use sealed packaging to guarantee food safety.

3.The chestnuts processed by this method preserve taste and nutrition.

This revolutionary chestnut cooking method gives us a competitive advantage in a market where others are still cooking chestnuts without shells or cannot control the quality of chestnuts cooked with shells. Together with our years of experience in the chestnut processing industry, the adoption of the advanced chestnut cooking method has helped us gain significant market share.

  We changed the statement that the extracted sugar from a chestnut's inner skin is "great for preventing diabetes" to "some initial research indicates that the extracted sugar from a chestnut's inner skin is effective in preventing diabetes".

In the 1970s, two professors at Ehime University in Japan conducted research on the inner skin of chestnuts. The inner skin of chestnuts were dipped in hot water and a mysterious material was extracted using ethanol. The extracted material was proved to effectively reduce the blood sugar content of the white male mouse (with nephritis) with Wister diabetes. After the experiment, the mice were anatomized and no abnormity was found. They had gained weight at normal growth rate with no bad reaction (such as diarrhea).

  We have stated that the chestnut market is a $21 billion industry worldwide and a $800 million industry in China, based on the following:

Chestnut production worldwide is about 500,000 tons (45,400 metric tons), of which China accounts for 40 percent, Korea 15 percent, Italy, Turkey, and Japan about 10 percent. China is currently the world's largest producer and exporter of chestnuts with estimated production of 110,000 to 265,000 tons (100,000 to 240,000 metric tons) annually. (Source: Parul Vossen, Chestnut Culture, University of California). Based on the above estimated worldwide production, we assume the value of the chestnut market is approximately $21 billions at the average sales price of $2 per pound (500,000 tons are approximately 1,102 million pounds). The portion of about $800 million of such production is in China, which account for 40 percent of the world's total.

  You indicate that you have shortened your payment period from 55 to 30 days. However, on page 32 you indicate that your credit terms are of between 90 to 180 days to most international distributors and between 30 to 120 days for many of your domestic distributors. Please reconcile these statements.

Lorain's Response:

We have clarified the statements regarding our payment term for our international and domestic distributors on page 33 in our Form S-1.

Results of Operations

General, page 26

  We note your response to our prior comment 18 and reissue it in part. When you attribute a change to more than one factor, quantify each factor's contribution. For example, we note that the increase in gross profit in the nine months ended September 30, 2007 was mainly attributable to stably expended cost of revenues and the continuing increase of revenues, in particular the sales of chestnuts due to higher profit margin. As another example, we note that the increase in net revenue for the year ended December 31, 2006 was mainly attributable to increased market demand for your products domestically. To the extent practicable, quantify these factors' contributions.

Lorain's Response:

We have quantified the change factors as much as possible and have made our statements more detailed in the section of Results of Operations starting from page 27 in our Form S-1.

Liquidity and Capital Resources

General, page 32

  Ensure that your liquidity section adequately identifies your planned expenditures and fully discusses how you intend to pay for them, or cross references to where you do discuss this. We note that you have indicated that you plan to:

  spend $2.78 million to expand your sales and marketing channels;

  open 1,000 food kiosk;

  open 100 retail stores;

  commence a branding and advertising strategy;

  spend $1.39 million on marketing;

  construct new production facilities costing approximately $19.5 million; and

  expand agricultural operations.

Lorain's Response:

We have amended the related information in our form S-1, and added the following content. In 2008, we hope to issue equity securities and/or convertible bonds sufficient to obtain approximately $40 million in one or more private placements of our equity securities or through the offering of Convertible Bonds.

We plan to have the following expenditures paid through the proceeds from the 2008 financing as follows:

Purpose	Amounts
Expand your sales and marketing channels	$2.78 million
Open 1,000 food kiosks	$10 million
Open 100 retail stores	$10 million
Commence a branding and advertising strategy	$5 million
Marketing	$1.5million

Construct or acquire new production facilities	$1.39 million
Expand agricultural operations	$19.5 million
Expand your sales and marketing channels	$1million

  Please update your discussion of your outstanding debt to the most recent practicable date, as opposed to the most recent quarter end, and provide the effective interest rates on your current outstanding debt. Discuss the basis for your belief that you will be able to double the size of your borrowings in 2008 to fund your expansion plans, and the anticipated terms of such financing, including for example, the anticipated interest rates and maturity dates.

Lorain's Response:

We have updated our outstanding debt to the most recent practicable date and we have also provided interest rates on our current outstanding debt chart Page 33 in our Form S-1.

Corporate Structure and History

Acquisition of Lorain Holding and Our Related Equity Financing Transaction. Page 38

  Please cross reference to your more expanded discussion of the ownership of your preferred stock and subsequent conversion by HFI that is set forth on page 63.

Lorain's Response:

We have added appropriate cross references on page 38 under caption "Acquisition of Lorain Holding and Our Related Equity Financing Transaction" regarding the ownership of our preferred stock and subsequent conversion by HFI that is also referred under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" on page 59 in our Form S-1 stated below.

Acquisition of Lorain Holding and Our Related Equity Financing Transaction.

On April 10, 2007, Millennium Quest, Inc. (who would later become our corporate parent and change its name to American Lorain Corporation) completed the sale of an aggregate of 100,000 restricted shares of its Series A Preferred Stock to HFI for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between Millennium Quest, Inc. and HFI dated as of April 5, 2007. The Series A Preferred Stock issued was entitled to 428.56 votes per share and represented approximately 90% of the capital stock and voting control of our Company as of the date of such acquisition. The transaction resulted in a change in control of the Company. HFI used its own funds to acquire the Series A Preferred Stock which is convertible into Common Stock at the option of the holder at any time on or after the earliest to occur of: (a) September 30, 2007; (b) the date on which we complete a business combination with a corporation or business entity with current business operations; or (c) the date such conversion is approved by our board of directors. The Preferred Stock is also convertible at our option upon five days advance notice to the holder.

  State whether your transactions with HFI and Lorain Holding were in any way contingent on each other, or whether the transaction with Lorain Holding was contemplated at the time of the HFI transaction.

Lorain's Response:

HFI is a leading U.S. based consulting firm specializing in taking companies public through the reverse merger and alternative public offering process "APO" (a contemporaneous reverse merger transaction with a private placement equity capital raise). Acquiring shell companies and pairing them up with operating companies is one of the business operations of HFI. HFI acquired the shares of Millennium Quest, Inc. (then a shell company) in anticipation of a reverse merger transaction with a third party, not necessarily Lorain Holding. Millennium Quest, Inc. was introduced to Lorain Holding as a potential target for reverse merger after it was acquired by HFI. Therefore, the transaction with Lorain Holding was not contingent on and was not contemplated at the time of the HFI transaction.

  State whether there were any preexisting relationships among you, HFI and Lorain Holding prior to the recapitalization.

Lorain's Response:

There was no preexisting relationship among our Company, HFI and Lorain Holding prior to the recapitalization except that HFI acquired the shares of Millennium Quest, Inc. in anticipation of a reverse merger transaction with a third party.

Intellectual Property

Patents, page 52

  Please state the basis for your belief that your sweetheart chestnuts have the potential to generate approximately $1 million in additional profit each year.

Lorain's Response:

In the last 3 years, the sales income and profit of the sweetheart chestnut have been as follows:

	2007	2006	2005
Sales	RMB 6.84 million (approximately	RMB 3.20 million (approximately	RMB 1.97 million (approximately
Income	US$0.98 million)	US$0.46 million)	US$0.28 million)
Profit	RMB 1.87 million (approximately	RMB 860,000 (approximately	RMB 530,000 (approximately
	US$0.27 million)	US$0.13 million)	US$0.08 million)

Based on the above data, we have determined that the historical growth rate of the sales income and profit for sweetheart chestnuts is about 60% per year over the last several years. Based on the historical information and our predictions, we believe that before 2010 the profit of our sweetheart chestnuts will reach and even exceed USD$1 million (based on the current exchange rate approximately US$1=RMB 7)

Executive Compensation Elements of Compensation

Base Salary, page 57

  We note your response to our prior comment 30 and reissue it. Describe the market data you use to help set base salary, identify the similar companies you look at, identify the actual performance factors and goals set for each named officer, and state whether the officer met each goal.

Lorain's Response:

Our market data includes the following: the changes of the managements' salaries of the similar companies, the annual price increases in China, the inflation rate in China, and the average salaries conditions in the locations where our Company operates.

We refer the executive compensation of the following companies to set the basis for our executive compensation:

Company name	Location	Industry	Reference
Longda Food Group	Yan Tai, Shan	Integrated food	National famous integrated food
	Dong	corporation	corporation
Shinsei Foods Co., Ltd.	Osaka, Japan	Food processing and	Japanese medium and small food
		trade	corporation
Henan Zhongpin Foodstuff Co.,	ChangGe,	Frozen and fresh meat,	Listed on NASDAQ.
Ltd.	He Nan	processing and trade

Foodwell Qingdao Corp.	Qing Dao, Shan	Chestnut and strawberry	Wholly foreign owned enterprise
	Dong	process	with Chinese operation
Hebei Liyuan Foodstuff Co., Ltd.	Zui Hua, He Bei	Chestnut process	One of the biggest competitor on
chestnut processing in China

We have set up our executive compensation based on the comparable salaries for executive officers of 5 similar companies listed above.

In 2007, our executive compensation was determined based on the following formula: 25% of the compensation is based on the average salary for the similar executive officers of 5 similar companies, 45% of the compensation is based on the salaries of the executive officer in the previous year, 20% of the compensation is based on an increase for those rated "A" in their year-end performance evaluation, no increase for those rated "B" and 15% decrease for those rated "C", and 30% of the compensation is based on personal experience, specialties and years of service.

Incentive Bonus, page 58

  We note your response to our prior comment 32 and reissue it in part. Identify the actual goals set under each performance factor for each named executive officer and say whether the officer met such goals. Identify the domestic and national companies you look at to help set bonuses.

Lorain's Response:

We have also referred the market information we were able to obtain for the following companies' to set our bonus standard:

Company name	Location	Industry	Reference
Longda Food Group	Yan Tai, Shan	Integrated food	National famous integrated food
	Dong	corporation	corporation
Shinsei Foods Co., Ltd.	Osaka, Japan	Food processing and	Japanese medium and small food
		trade	corporation
Henan Zhongpin Foodstuff Co.,	ChangGe,	Frozen and fresh meat,	Listed on NASDAQ.
Ltd.	He Nan	processing and trade
Foodwell Qingdao Corp.	Qing Dao, Shan	Chestnut and strawberry	Wholly foreign owned enterprise
	Dong	process	with Chinese operation
Hebei Liyuan Foodstuff Co., Ltd.	Zui Hua, He Bei	Chestnut process	One of the biggest competitor on
chestnut processing in China

We have different standards for different levels of the management. The goals are as followed:

  Overall achievement for such officers accounts for 30% of the bonus calculation. Our target for 2007 was to achieve $80 million for sales income and $9 million for net profit.

  The success in marketing new products accounts for 20% of the bonus calculation. Our target for 2007 was to develop 12 new products and achieve $800,000 for sales income from those new products. In fact, we successfully developed 15 new products such as sweet potato snack which are very popular among customers. The sales income from the new products reached $1.2 million.

  The performance of safety management of our production lines accounts for 10% of the bonus calculation. Our goal was to avoid significant accident that negatively affects our production. Whether an accident is significant is determined by whether there is any death or injury and whether the total loss incurred exceeds $150,000. Unfortunately, there was a fire accident in the Beijing factory in 2007. As a result, all officers' salaries were reduced.

  Attendance of such officers accounts for 15% of the bonus calculation. To be considered for a bonus, the officers' attendance should be at least 95% of the whole working days. That is, the attendance days should be more than 275 days based on a total of 290 working days for 2007. All of our officers met the attendance requirement.

  Efforts to meet government standards for environmental protection and energy-saving production accounts for 10% of the bonus calculation. Our energy saving goal for 2007 was to keep the total consumption of water, electricity, coal within 3.5% of gross products. Our actual consumption was 3% of gross products.

  The quality and quantity of any strategic proposals made by the officer accounts for 10% of the bonus calculation. The criteria for a strategic proposal are: a) the execution of the proposal brings in over $250,000 revenue; and b) at the end of the year, the company management conference determines whether the proposal has significantly improved the Company's performance. The decision will be made by secret ballots cast by department managers or higher level officers at the conference. Only those proposals that get over 40% of the votes will be considered strategic proposals.

The fire accident in the Beijing factory incurred damages of over US$1 million. Because of this unusual and material event, our management decided not to pay any bonus for 2007.

Employment Agreements, page 60

  State the salary for each officer in U.S. dollars.

Lorain's Response:

We have updated the executive officers' salaries and shown in U.S. dollars on page 57 in our Form S-1.

Certain Relationships and Related Transactions. page 61

  Provide the information required by Item 404(c) of Regulation S-K as to any transactions with any promoters. For example, we note your disclosure on page 14 in regard to your acquisition of certain interests from the Lorain Group which was controlled by Mr. Chen.

Lorain's Response:

We have updated the S-1 on page 61 to add the following paragraph:

In August 2006, Lorain Holding acquired certain interests in the Lorain Group Companies from a British Virgin Islands company controlled by Si Chen, our chairman and sole director. Mr. Chen served the Lorain Group Companies as a director of one of its subsidiaries, Shandong Lorain. Prior to Lorain Holdings acquiring the Lorain Group Companies, Mr. Chen served as the chairman and principal executive officer of the Lorain Group Companies.

(c) Reverse-Merger, page F-6

  Your response to prior comment 45 explains that you revised the language in the disclosure to reflect that ALC is the legal acquirer, and ILI-1 is the accounting acquirer. However, we continue to note the disclosure in the last paragraph, which states "...the accompanying consolidated financial statements are those of the accounting acquirer, ALC" Please revise your disclosure to resolve this inconsistency.

Lorain's Response:

We have the language revised our disclosure to resolve the inconsistency regarding the language we stated about ALC in our updated the financial statements for the years ended December 31, 2007, 2006, and 2005.

  Within your response to prior comments 48 and 57, you state that you have only one type of business activity, namely the manufacture and sale of chestnuts, fruits, and other food products which can be classified into three product lines: convenience foods, ready to cook meals, and ready to eat meals. We note from your business discussion on pages 37 through 55 that you continually identify yourself, and provide distinct discussion of three areas of operations: convenience foods, chestnut products, and frozen, canned and bulk foods. We also note you provide distinct financial information for these operating areas within Management's Discussion and Analysis on page 20. As such discussions are provided "through the eyes of management", please tell us why you believe these areas are not operating segments that require separate reporting under the guidance in SFAS 131. Specifically address paragraph 10 of SFAS 131 in your response.

Lorain's Response:

Paragraph 10 in SFAS 131 states that an operating segment is a component of an enterprise

a. that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. whose operating results are regularly reviewed by the enterprise's chief operating decision makers to make decisions about resources to be allocated to the segment and assess its performance, and

c. for which discrete financial information is available.

Based on the above definition, we do not consider our business to be operating by segments. We are not earning revenues and incurring expenses from different components of our Company. We are a food manufacturer that produces all our products with one main processing line and provides various types of foods for different consumers. We do not divide either the production or the sales by the type of products that we manufacture. All of our revenues and expenses are derived from sales of these products. Other than the items discussed in this paragraph, we do not have other components of business that bring in revenues.

Currently, we have four food processing plants, all of which produce similar types of products. The assets of our Company are allocated to the production of processed food. There is no itemized allocation of assets for different types of food products. We do not allocate our resources based on individual lines of business. When we make plans for capital expenditures, we allocate capital assets for the production of all products within our Company's portfolio of processed foods. Our operating results are not reviewed by our chief operating decision makers (the "CODM") based on the resources to be allocated and assess to the segment. Our CODM does not access performance of each processing plants and there is not discrete financial information available for each facilities. Therefore, our Company does not have itemized financial information for separate lines of business.

For example, we do not separate our bank accounts for different types of products. Our Company employs a plant manager for each production facility but not for each segments of production. These managers are responsible for all the products that are produced within that facility. Since we do not have segments of business, there is no specific product manager to be assigned based on "operating segment".

Our Company has currently been operating at full capacity and has been producing multiple products to improve cash flows. Our Company is primarily focused on processing chestnuts because we believe we can obtain relatively higher profit margins for processed chestnuts products. However, due to seasonality of chestnuts, our Company has to process other types of products by using the same production facility to supplements our revenue and cash flows during chestnuts' slow season.

Finally, our Company does record the Sales and Direct Costs of each product, but we don not allocate overhead, general and administrative or selling expenses to specific products. According to the three requirements, under Paragraph10 of SFAS 131, we do not consider our business should be applicable to report our operation by segments because (1) when it engages in business activities to sell its product to a customers, our Company sells any of its products in one portfolio, (2) our operation decision and resources allocation were determined based on the sales of all our Company's products as a whole but not based on the type of products, and (3) we don not have discrete financial information for each product.

(y) Recent Accounting Pronouncements. page F-12

  In your response to prior comment 49 you explain that you revised the discussion to disclose the impact of adopting FIN 48 and SAB 108, which did not have any material impact on the consolidated financial statements. However, we could locate no such revised disclosures in the amended Form S-1. As such, we re-issue prior comment 49.

Lorain's Response:

We have provided the revised discussion on page F-13 in our financial statement to disclose that there was not any material impact on the consolidated financial statements from adopting FIN 48 and SAM 108 stated as follows.

(a) Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained upon an audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company's adoption of FIN 48 did not have a material impact on its financial condition or results of operations.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company's financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Company's adoption of SAB 108 did not have a material impact on its financial condition or results of operations.

Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005, and 2004, page F-18

Consolidated Balance Sheets, page F-19

  Please explain why you have included minority interests in your calculation of total liabilities.

Lorain's Response:

We had included minority interests in our calculation of total liabilities prior to the enactment of FASB 160 (which allowed the presentation of minority interest either to be included in liabilities or reported on a separate line after total liabilities). From the accounting perspective, we believe our Company should present minority interest as a non-current liability. The FASB recently issued FASB 160 to amend ARB No. 51 as guidance relating to consolidation in certain circumstances. The Statement amended ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Based on the guidance of FASB, we think it would be proper to include minority interests in the consolidated financial statements as liabilities or in the section between liabilities and equity. We have amended the financial statements and chosen to present minority interest as an item between Total Liabilities and Equity.

Note 5 – Other receivables. page F-32

  Your response to prior comment 52 explains that there is no amount due from a director. As such, please remove the disclosure which states "Amount due from a director is unsecured, interest free and has no fixed repayment date."

Lorain's Response:

We have removed the disclosure which states "Amount due from a director is unsecured, interest free and has no fixed repayment date." from our updated financial statement for the year December 31, 2007, 2006, and 2005.

Note 9 -- Short-term Debts. page F-34

  Prior comment 54 from our letter dated November 21, 2007 requested you to indicate which currency your short term debts, notes payable, and long term debts are denominated in. It appears you revised the disclosure within Note 9 to explain that your short term debts arc denominated in RMB; however, no disclosure was provided as to what currency the notes payable or long term debts are denominated in. As such, we re-issue prior comment 54.

Lorain's Response:

We have provided the currency denomination in our updated financial statements to be filed with our Form S-1.

Exhibits 5.1 and 5.2

  We note your response to our prior comment 61 and reissue it. Please file the opinions of counsel at your earliest convenience.

Lorain's Response:

The revised opinions of counsel are filed as Exhibit 23.1 for consent of Lewis, Hansen, Waldo & Pleshe, LLC and as Exhibit 23.2 for consent of Thelen Reid Brown Raysman & Steiner LLP to our form S-1/A.

Exhibit 15

  The acknowledgement letter from your independent public accounting firm refers to their report for the periods ended June 30, 2007 and December 31, 2006, dated August 12, 2007. However, the report from your independent public accountant included in the registration statement on page F-1 is for the period as of September 30, 2007, and fir the three and nine-month periods ended September 30, 2007 and 2006, and is dated October 21, 2007. Please obtain and file a revised acknowledgement letter from your independent public accounting firm that refers to the proper periods and report date.

Lorain's Response:

A revised acknowledgement letter from our independent public accounting firm that refers to proper periods is filed as Exhibit 15 to our From S-1.

Exhibit 23.3

  The consent from your independent public accounting firm consents to the use of their report dated August 12, 2007. As previously noted, the report from your independent public accountant included in the registration statement on page F-1 is for the period as of September 30, 2007, and for the three and nine-month periods ended September 30, 2007 and 2006, and is dated October 21, 2007. Please obtain and file a revised consent from your independent public accounting firm that refers to the proper periods and report date.

Lorain's Response:

A revised consent from our auditor that refers to the proper periods and report date is filed as Exhibit 23.3 to our Form S-1/A.

Undertakings

  Please provide the undertakings required by Item 512(a)(5) and 512(h) of Regulation S-K.

Lorain's Response:

We have provided the undertaking required by Item 512(a)(6) of Regulation S-K in our Form S-1.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

If you would like to discuss the Registration Statement or if you would like to discuss any other matters, please contact Peter Smith of Kramer Levin Naftalis & Frankel LLP, our outside counsel at (212) 715-9401.

Sincerely,

AMERICAN LORAIN CORPORATION

BY:
/S/ SI CHEN

SI CHEN
PRESIDENT AND CHIEF EXECUTIVE OFFICER